SECUR 06008297 ISSION

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RECD S.E.C.
FEB 27 2006
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~06418~~ 34041

SEC MAIL RECEIVED FEB 2 7 2006 WASH, D.C. 199 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wafra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue, 41st Floor
(No. and Street)

New York (City) New York (State) 10154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanine MacFadyen (212) 759-3700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

750 3rd Avenue, 9th Floor (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/13/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony G. Barbuto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wafra Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

VINCENT P. CAMPAGNA
NOTARY PUBLIC, State of New York
No. 01-CA5047295
Qualified in New York County
Commission Expires July 31, 2009

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Wafra Securities, Inc.

Statement of Financial Condition
December 31, 2005

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholder
Wafra Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Wafra Securities, Inc. (a wholly-owned subsidiary of Wafra Investment advisory Group, Inc.) (the "Company") as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 21, 2006

Wafra Securities, Inc.

Statement of Financial Condition
December 31, 2005

ASSETS

Current Assets:	
Cash and cash equivalents	$ 166,393
Prepaid expenses	12,708
Receivable from clearing broker	3,976
Total current assets	$ 183,077

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Due to affiliate	$ 2,560
Accrued expenses and other liabilities	17,000
Total current liabilities	19,560
Stockholder's Equity:	
Common stock - $.01 par value; authorized 20,000 shares, issued and outstanding, 1,000 shares	10
Additional paid-in capital	117,475
Retained earnings	46,032
Total stockholder's equity	163,517
Total liabilities and stockholder's equity	$ 183,077

See notes to statement of financial condition.

Note 1. Organization and Business Activity

Wafra Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated in the State of New York. The Company is a wholly-owned subsidiary of Wafra Investment Advisory Group, Inc. ("Advisory"). The Company acts as an introducing broker whose only business activity is to provide broker-dealer services to Advisory's clients and other related entities. A majority of the commissions generated are from clients located in the State of Kuwait.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid, short-term investments with a maturity of 90 days or less when acquired to be cash equivalents. Cash and cash equivalents consist primarily of cash and investments in the Bank of New York Cash Reserves Fund, which are maintained at one bank.

Income taxes: The Company is included in the consolidated Federal, state and local income or franchise tax returns filed by Advisory. No formal tax-sharing agreement exists between the Company and Advisory. The provision for income taxes is determined as if the Company filed separate income or franchise tax returns. The Company has adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). SFAS No. 109, utilizes the asset and liability method for computing tax expense. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for carry-forwards. A valuation allowance is recognized if it is more likely than not that some portion of the deferred asset will not be recognized. When evaluating whether a valuation allowance is appropriate, SFAS No. 109 requires a company to consider such factors as previous operating results, future earnings potential, tax planning strategies and future reversals of existing temporary differences. The valuation allowance is increased or decreased in future years based on changes in these criteria. Management of the Company believes it would be more likely than not that the deferred asset would not be recognized if the Company filed separate income tax returns, as there are no significant temporary differences and the operating loss would not be utilized in future years, and therefore no deferred income taxes are provided.

Note 3. Receivable from Clearing Broker

The Company has an agreement with BNY Clearing Services LLC ("BNY") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform related record-keeping functions. The agreement can be canceled by either party upon 90 days' written notice. The agreement states that the Company will assume its customers' obligations should a customer of the Company default on its obligations relating to securities trades executed by BNY. BNY controls customers' credit risk by requiring that they maintain margin collateral in compliance with various regulatory and internal guidelines. At December 31, 2005, the Company has recorded no liabilities with regard to these obligations. During 2005, the Company made no payments to BNY in this connection.

At December 31, 2005, the receivable from clearing broker represents commission's receivable earned as an introducing broker for the transactions of its customers.

Note 4. Related Party Transactions

The Company has entered into a service agreement with Advisory whereby the Company pays a management fee to Advisory for utilizing the services of its employees. This fee is to be agreed upon each year by both parties. For the year ended December 31, 2005, the fee amounted to $30,000. The balance due to affiliate consists primarily of management fees of $2,500.

Note 5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2005, the Company had net capital of $146,809, which exceeded its requirement of $50,000 by $96,809. The ratio of aggregate indebtedness to net capital was 0.13 to 1.

Note 6. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents with one financial institution, which management of the Company considers to be of high quality.